Exhibit 3

February 6, 2008

J. Christopher Teets

Partner

Red Mountain Capital Partners LLC

10100 Santa Monica Boulevard, Suite 925

Los Angeles, CA 90067

Re:	Confidentiality and Standstill Agreement

Dear Mr. Teets:

As you know, Red Mountain Capital Partners LLC, a Delaware limited liability company (“Red Mountain”), Red Mountain Capital Partners II, L.P., a Delaware limited partnership, Red Mountain Capital Partners III, L.P., a Delaware limited partnership, RMCP GP LLC, a Delaware limited liability company, Red Mountain Capital Management, Inc., a Delaware corporation, and Willem Mesdag, a natural person and citizen of the United States of America (collectively, but excluding Red Mountain, the “Affiliates”), filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) on November 20, 2006, concerning the beneficial ownership of Red Mountain and the Affiliates of shares of common stock, $0.01 par value per share, of ABX Holdings, Inc., a Delaware corporation (“ABX Holdings”). An Amendment to the Schedule 13D was filed on September 24, 2007, referencing and incorporating a letter to the board of directors of ABX Holdings (the “Board of Directors”). In response to Red Mountain’s request, ABX Holdings has agreed to and expects to deliver to Red Mountain, following the execution and delivery of this letter agreement by Red Mountain, certain information about its properties, employees, finances, businesses and operations (including monthly financial information and all information and materials provided or made available to the full Board of Directors or otherwise to a majority of the members of the Board of Directors) that is currently available or becomes available during the duration of this letter agreement.

All information about ABX Holdings or any third party (which information was provided to ABX Holdings subject to any applicable confidentiality obligation to such third party) that is furnished by ABX Holdings or its Representatives (as defined below) to Red Mountain on or after the date hereof, and regardless of the manner in which it is furnished, is referred to in this letter agreement as “Proprietary Information.” Proprietary Information shall not include, however, information which (i) is or becomes generally available to the public other than as a result of a disclosure by Red Mountain, its Affiliates or any of their respective Representatives in violation of this letter agreement; (ii) was available to Red Mountain on a nonconfidential basis prior to its disclosure by ABX Holdings or its Representatives; (iii) becomes available to Red Mountain on a nonconfidential basis from a person other than ABX Holdings or its Representatives who is not otherwise bound by a confidentiality agreement with

ABX Holdings or any or its Representatives, or is otherwise not under an obligation to ABX Holdings or any of its Representatives not to transmit the information to Red Mountain; or (iv) was independently developed by Red Mountain without reference to or use of the Proprietary Information. For purposes of this letter agreement, (i) “Representative” shall mean, as to any person, its directors, officers, employees, agents and advisors (including, without limitation, financial advisors, attorneys and accountants); and (ii) “person” shall be broadly interpreted to include, without limitation, any corporation, company, partnership, other entity or individual.

Subject to the immediately succeeding paragraph, unless otherwise agreed to in writing by ABX Holdings, Red Mountain shall, (i) except as required by law, keep all Proprietary Information confidential and not disclose or reveal any Proprietary Information to any person (other than to its Representatives and Representatives of the Affiliates, provided that each such Representative shall keep confidential all Proprietary Information that is so disclosed or revealed to him or her in accordance with Red Mountain’s confidentiality obligations hereunder with respect to such Proprietary Information); (ii) not use Proprietary Information for any purpose other than in connection with the evaluation of ABX Holdings; and (iii) except as required by law or legal process, not disclose to any person the fact that Proprietary Information has been disclosed to Red Mountain; provided that, for the avoidance of doubt, the disclosure of the existence of this letter agreement and the filing of this letter agreement as an exhibit to any Schedule 13D or amendment thereto shall not be deemed to be a breach of the foregoing clause (iii).

In the event that Red Mountain or any Affiliate is requested pursuant to, or required by, applicable law or regulation (including, without limitation, any rule, regulation or policy statement of any national securities exchange, market or automated quotation system on which any of Red Mountain’s securities are listed or quoted) or by legal process to disclose any Proprietary Information, Red Mountain shall provide ABX Holdings with prompt notice of such request or requirement in order to enable ABX Holdings (i) to seek an appropriate protective order or other remedy, (ii) to consult with Red Mountain with respect to ABX Holdings’ taking steps to resist or narrow the scope of such request or legal process or (iii) to waive compliance, in whole or in part, with the terms of this letter agreement. In the event that such protective order or other remedy is not timely sought or obtained, or ABX Holdings waives compliance, in whole or in part, with the terms of this letter agreement, Red Mountain shall use commercially reasonable efforts to disclose only that portion of the Proprietary Information which is legally required to be disclosed and to ensure that all Proprietary Information that is so disclosed will be accorded confidential treatment. In the event that Red Mountain shall have complied, in all material respects, with the provisions of this paragraph, such disclosure may be made by Red Mountain without any liability hereunder.

For a period commencing with the date of this letter agreement and ending on December 31, 2008, neither Red Mountain nor its Affiliates nor any other person affiliated with Red Mountain shall, without the prior written consent of ABX Holdings or the Board of Directors, directly or indirectly:

(a) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, (i) any additional common stock or direct or indirect rights to acquire any common stock of ABX Holdings or any subsidiary thereof, or of any successor to or person in control of ABX Holdings such that Red Mountain, the Affiliates and any other person affiliated with Red Mountain, collectively, beneficially own, directly or indirectly, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 thereunder (or any comparable or successor law or regulation) in excess of 14.9% of the amount of the issued and outstanding common stock of ABX Holdings, or (ii) any assets of ABX Holdings or any subsidiary or division thereof or of any such successor or controlling person;

(b) make, or in any way participate, directly or indirectly, in any “solicitation” of “proxies” to vote (as such terms are used in the rules of the SEC), or seek to advise or influence any person or entity with respect to the voting of any voting securities of ABX Holdings;

(c) nominate or seek to nominate, directly or indirectly, any person to the Board of Directors;

(d) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving ABX Holdings or any of its securities or assets;

(e) form, join or in any way participate in a “group” as defined in Section 13(d)(3) of the Exchange Act in connection with any of the foregoing;

(f) otherwise act or seek to control or influence the Board of Directors or the management or policies of ABX Holdings;

(g) take any action that could reasonably be expected to require ABX Holdings to make a public announcement regarding the possibility of any of the events described in clauses (a) through (e) above; or

(h) request ABX Holdings or any of its Representatives, directly or indirectly, to amend or waive any provision of this paragraph.

The foregoing paragraph is sometimes referenced in this letter agreement as the “standstill provision.”

To the extent that any Proprietary Information may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All Proprietary Information provided by ABX Holdings that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this letter agreement, and under the joint defense doctrine. Nothing in this letter agreement obligates ABX Holdings to reveal material subject to the attorney-client privilege, work product doctrine or any other applicable privilege.

In the event that ABX Holdings, in its sole discretion, requests, Red Mountain shall, upon ABX Holdings’ written request, promptly deliver to ABX Holdings or destroy (provided that any such destruction shall be certified by Red Mountain) all Proprietary Information and all copies, reproductions, summaries, analyses or extracts thereof or based thereon (whether in hard-copy form or on intangible media, such as electronic mail or computer files) in Red Mountain’s possession or in the possession of any Representative of Red Mountain or any Affiliate.

Red Mountain is aware of the restrictions imposed by the United States securities laws on the purchase or sale of securities by any person who has received material, non-public information from the issuer of such securities and on the communication of such information to any other person when it is reasonably foreseeable that such other person is likely to purchase or sell such securities in reliance upon such information.

Without prejudice to the rights and remedies otherwise available to either party hereto, ABX Holdings shall be entitled to equitable relief by way of injunction or otherwise if Red Mountain or any of the Affiliates breaches or threatens to breach any of the provisions of this letter agreement.

No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

This letter agreement shall be governed by and construed in accordance with the laws of the State of Ohio, without giving effect to its principles or rules regarding conflicts of laws, other than such principles directing application of Ohio law. Each party hereby consents to the institution and resolution of any action or proceeding of any kind or nature with respect to or arising out of this agreement brought by any party hereto in the federal or state courts located within the State of Ohio.

This letter agreement contains the entire agreement between the parties hereto concerning confidentiality of the Proprietary Information, and no modification of this letter agreement or waiver of the terms and conditions hereof shall be binding upon any party hereto, unless approved in writing by each such party.

This letter agreement shall terminate automatically on December 31, 2008, or on such later date agreed upon in writing by the parties; provided that Red Mountain may, in its sole discretion, terminate this letter agreement (including the standstill provision) by delivering written notice of such termination to ABX Holdings at any time after the approval by the Board of Directors of:

(i)	any sale of more than 20% of the assets of ABX Holdings and its subsidiaries, taken as a whole;

(ii)	the beneficial ownership (as defined by Rule 13d-3 under the Exchange Act) by any person of more than 20% of any class of outstanding equity securities of ABX Holdings, including any equity issuance, tender offer, exchange offer or other transaction or series of transactions that, if consummated, would result in any person beneficially owning more than 20% of any class of outstanding equity securities of ABX Holdings; or

(iii)	any merger, consolidation or other business combination involving ABX Holdings or any of its subsidiaries.

In addition, if the Board of Directors undertakes a formal process to solicit proposals with respect to the any of the foregoing or, with respect to unsolicited proposals, determines that any proposal relating to any of the foregoing is reasonably likely to be approved, ABX Holdings shall notify Red Mountain that subparagraph (h) of the standstill provision has been waived by ABX Holdings.

For the avoidance of doubt, neither Red Mountain nor any other person shall have any obligation hereunder (and Red Mountain shall be free to take, directly and indirectly and without the need for any consent of ABX Holdings or the Board of Directors, all of the actions described in subparagraphs (a) through (h) of the standstill provision) from and after the termination of this letter agreement.

Please confirm your agreement with the foregoing by signing and returning to the undersigned the duplicate copy of this letter agreement enclosed herewith.

Very truly yours,

ABX HOLDINGS, INC.

By:	/s/ W. Joseph Payne
W. Joseph Payne Vice President General Counsel & Secretary

ACCEPTED AND AGREED as of the date first written above:

RED MOUNTAIN CAPITAL PARTNERS LLC

By:	/s/ J. Christopher Teets
J. Christopher Teets